1900 K Street, NW
Washington, DC 20006
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www.dechert.com

April 19, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Chad Eskildsen and Daniel Rooney

Re:	Angel Oak Financial Strategies Income Term Trust (File Nos. 333-225967 and 811-23358)

Dear Messrs. Eskildsen and Rooney:

This letter responds to a comment you conveyed via telephone on April 12, 2019 to Stephen Cohen and me in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Pre-Effective Amendment No. 1 to the Angel Oak Financial Strategies Income Term Trust’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on March 21, 2019. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement. Attached as Exhibit A is a marked copy of the relevant pages of the Prospectus and Statement of Additional Information (“SAI”), which reflects (i) the disclosure changes discussed below and (ii) the Fund’s audited seed financial statements, which will be incorporated in Pre-Effective Amendment No. 2 to the Registration Statement.

Prospectus Summary – Concurrent Private Placement

Comment: Please consider presenting the characteristics of the Contribution Securities in a Schedule of Investments compliant with Regulation S-X.

Response: The Fund has revised the Prospectus to present the Contribution Securities in a Schedule of Investments compliant with Regulation S-X. In addition, a complete Schedule of Investments, with accompanying notes, appears in a new Appendix A immediately following the Financial Statements in the SAI.

Should you have any questions or comments, please contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

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